05049579

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001257102
Registrant CIK Number

Form 8-K, March 30, 2005, Series 2005-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117349
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 30, 2005

CITIGROUP MORTGAGE LOAN TRUST INC.

By: ______________

Name: Peter D. Steinmetz

Vice President

Title: Citigroup Mortgage Loan Trust

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Collateral Materials	P*

---

*The Collateral Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

PRELIMINARY TERM SHEET

$[173,858,809]*
(APPROXIMATE)

Citigroup Mortgage Loan Trust
2005-1
Issuer

Mortgage Pass-Through Certificates

Series 2005-1

CitiMortgage, Inc.
Master Servicer

Countrywide Home Loans Servicing LP
GMAC Mortgage Corp
Servicers

Citigroup Mortgage Loan Trust Inc.
(CMLTI)
Depositor

The following is a preliminary Term Sheet. All terms and statements are subject to change.

***Total size of Group II Certificates <u>Only</u>**

citigroup

March 17, 2005

Offered Certificates

Class	Collateral Pool	Size (+/- 5%)	Rating (S&P/Fitch)
II-A1A	Group II-1	$88,913,000.00	AAA/AAA
II-A2A	Group II-2	67,559,000.00	AAA/AAA
II-A1B	Group II-1	4,693,000.00	AAA/AAA
II-A2B	Group II-2	3,566,000.00	AAA/AAA
II-R	Group II-2	100.00	AAA/AAA

This transaction has three groups of collateral (Group I, Group II and Group III Mortgage Loans). Only Group II Certificates are offered pursuant to this term sheet.

Citigroup Global Markets Inc.

Name:	Telephone:	E-Mail:
James De Mare *Managing Director*	(212) 723-6217	james.p.demare@citigroup.com
Brian Delany *Director*	(212) 723-6217	brian.delany@citigroup.com
Matt Cherwin *Director*	(212) 723-6217	matthew.cherwin@citigroup.com
Julie McDermott *Associate*	(212) 723-6217	julie.a.mcdermott@citigroup.com
Pete Steinmetz *Director*	(212) 723-6391	peter.d.steinmetz@citigroup.com
Pavithra Jayaraman *Associate*	(212) 723-6386	pavithra.jayaraman@citigroup.com
Jon Riber *Associate*	(212) 723-9937	jonathan.riber@citigroup.com
Scott Schundler *Analyst*	(212) 723-9568	scott.schundler@citigroup.com

Transaction Overview

The Hybrid Certificates:	Approximately $173,858,809 Class II-A, Class II-B and Class II-R Certificates. The Certificates are backed by 3/1, 3/6, 5/1 and 5/6 adjustable rate, first lien, Prime and Alt-A hybrid mortgage loans.
Cut-Off Date:	March 1, 2005
Settlement Date:	On or about March 31, 2005
1st Distribution Date:	April 25, 2005
Depositor:	Citigroup Mortgage Loan Trust Inc.
Lead & Sole Underwriter:	Citigroup Global Markets Inc.
Master Servicer:	CitiMortgage, Inc.
Originators:	Countrywide Home Loans, Inc. (Prime) Quicken Loans Inc. (Prime) Wells Fargo (Prime) Mortgage IT (Alt-A)
Servicers:	Countrywide Home Loans Servicing LP GMAC Mortgage Corp.
Trust Administrator:	Citibank N.A.
Trustee:	U.S. Bank National Association
Group II Collateral:	Comprised of adjustable-rate, first lien, Alt-A and Prime mortgage loans, totaling approximately $173,858,809. The mortgage loans are 6-Month LIBOR and 12-Month LIBOR indexed with initial rate adjustments occurring three years or five years after the date of origination ("Hybrid ARM"). The Hybrid ARM pool will consist of two groups as shown in the chart below. Each collateral pool in this transaction, including the Hybrid ARM pool, will be referred to as a "Collateral Pool".

Transaction Overview


Hybrid ARM
Group II-1
Group II-2
3/1 and 3/6 Hybrid ARMs
5/1 and 5/6 Hybrid ARMs
II-A1A
II-A1B
II-A2A
II-A2B
II-R
II-B1
II-B2
II-B3
II-B4
II-B5
II-B6

Structure: Senior/Subordinate, shifting interest structure.

Offered Certificates: Class II-A1A, II-A2A (the "Super Senior Certificates), II-A1B, II-A2B (the "Senior Support Certificates", and along with the Super Senior Certificates, referred to as the "Class II-A Certificates" or the "Senior Certificates"), Class II-B1, II-B2, II-B3 (the "Offered Subordinate Certificates"), and II-R Certificates (the "Residual Certificates") will be offered.

Non-Offered Certificates: Class II-B4, II-B5 and II-B6 Certificates.

Class II-A1 Certificates: Class II-A1A and Class II-A1B Certificates

Class II-A2 Certificates: Class II-A2A and Class II-A2B Certificates

Class II-B Certificates: The Offered Subordinate Certificates and the Non-Offered Certificates.

Interest Payments: The interest payments for the Certificates will be based on the applicable Pass-Through Rates as given below.

Pass-Through Rate:

- For all the Class II-A and Class II-R Certificates, is the weighted average of the Net Mortgage Rates (Gross Mortgage Rate less Servicing Fee Rate and Administration Fee Rate) of the Mortgage Loans in the related group within the Collateral Pool;
- For the Class II-B Certificates, is the weighted average Net Mortgage Rates of the Mortgage Loans in the Hybrid ARM Collateral Pool.

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class II-B Certificates are subordinate to, and provide credit enhancement for, the Class II-A Certificates. The Super Senior Certificates will also have additional credit enhancement from the Senior Support Certificates with respect to loss allocation (See "Loss Protection" percentages in the "Allocation of Losses" section).

Transaction Overview

Subordination:

Classes	Ratings (S&P/Fitch)	Initial Credit Enhancement*
Class II-A Certificates	AAA/AAA	[5.25]%

*The initial credit enhancement levels are preliminary and subject to change based upon the final pool as of the Cut-Off Date and additional rating agency analysis.

Distribution Priority:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). On each distribution date, the Trust Administrator will first distribute to the Senior Certificates of each certificate group the amounts of interest and principal distributable to them from available funds from the corresponding mortgage group. The Trust Administrator will then distribute interest and principal to the Subordinate Certificates from the remaining available funds from each mortgage group.

Available Funds:

The distribution to the Certificates from each group, to the extent of available funds, will be made according to the following priority:

1. Distribution of interest, *concurrently*, to the holders of the Class II-A Certificates from the corresponding group (and on the first distribution date, the Class II-R Certificates) in an amount equal to their respective Pass Through Rates;
2. Distribution of principal, *concurrently*, to the holders of the Class II-A Certificates from the corresponding group (and on the first distribution date, the Class II-R Certificates), each class's allocable share of principal; and
3. Distribution of interest and principal sequentially to the Class II-B Certificates from each group, in order of their numerical class designations, beginning with the Class II-B1 Certificates, until each Class II-B Certificate shall have received

   (a) Interest at the applicable Pass-Through Rate

   (b) Such class' allocable share of principal.

Allocation of Losses:

Realized Losses on the Mortgage Loans in any group within each Collateral Pool will be allocated to the Class II-B Certificates corresponding to that group in order of their reverse numerical class designations, until the Certificate Principal Balance of each Class II-B certificate has been reduced to zero. Thereafter, Realized Losses on the Mortgage Loans will be allocated to the related Senior Support Certificates and then to the Super Senior Certificates.

Class	Loss Protection
Super Senior Certificates	10.00%
Senior Support Certificates	5.25%

Cross Collateralization:

Cross-collateralization permits available funds from one group to be available to cover any available funds deficits for another group's senior certificates within a Collateral Pool. Cross-collateralization is only permitted when the certificate principal balances of either the Class II-A1 or Class II-A2 Certificates have been reduced to zero. In such a case, distributions of principal and/or interest may be allocated to the senior certificates of another group prior to their distribution as principal and/or interest to the subordinate classes. Cross-collateralization may be necessary because of the different payment speeds of the loans in each group, as well as because of the fact that the subordination for the Senior Class II-A Certificates is shared in each Collateral Pool, and therefore different levels of losses in each mortgage pool could cause an imbalance between that pool's principal balance and its related loan balance.

Transaction Overview

Shifting Interest: The Senior Certificates corresponding to the Hybrid ARM Collateral will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including the Distribution Date in March 2012. After such time the prepayment percentages on the Class II-B Certificates are as follows:

April 2012 – March 2013	30% of their *pro rata* share
April 2013 – March 2014	40% of their *pro rata* share
April 2014 – March 2015	60% of their *pro rata* share
April 2015 – March 2016	80% of their *pro rata* share
April 2016 – and after	100% of their *pro rata* share

In addition,

(i) if on any distribution date before April 2008, the subordinate percentage is equal to or greater than twice the initial subordination percentage as of the Cut-Off Date, then the Class II-B Certificates will receive 50% of their pro rata share of unscheduled principal prepayments from the mortgage loans; and

(ii) if on any distribution date on or after April 2008, the subordinate percentage is equal to or greater than twice the initial subordination percentage as of the Cut-Off Date, then the Class II-B certificates will receive 100% of their pro rata share of unscheduled principal prepayments from the mortgage loans;

provided that:

(iii) the aggregate principal balance of the Mortgage Loans 60 days or more delinquent does not exceed 50% of the aggregate certificate principal balance of the subordinate certificates as of that date; and

(iv) the cumulative realized losses do not exceed the then applicable Trigger Amount.

Trigger Amount:

Distribution Date Occurring in the Period (Hybrid ARM Collateral):	% of Initial Sum of the Certificate Principal Balances of the Related Subordinate Certificates
April 2012 – March 2013	30%
April 2013 – March 2014	35%
April 2014 – March 2015	40%
April 2015 – March 2016	45%
April 2016 – and after	50%

Call Provision: At its option, the holder of the Residual Certificates in a Collateral Pool (unless such holder is the seller, Citigroup Global Markets Inc. or an affiliate of either of them) may purchase all of the mortgage loans (and properties acquired on behalf of the trust) in that Collateral Pool when the mortgage loans remaining in the trust; as of the last day of the related collection period, have been reduced to less than **10%** of the principal balance of the mortgage loans in all of the loan groups within that Collateral Pool as of the Cut-Off Date. The Class II-A Certificates and Class II-B Certificates will be redeemed at par plus accrued interest.

Distribution Date: Distribution of principal and interest on the certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in April 2005.

P&I Advances: The Servicers are required to advance delinquent payments of principal and interest on the mortgage loans to the extent such amounts are deemed recoverable. The Servicers are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Transaction Overview

Compensating Interest:	With respect to each principal prepayment of loans serviced by Countrywide, Countrywide will be obligated to pay up to a maximum amount per month equal to the lesser of one half of (a) one-twelfth of the product of (i) the servicing fee rate and (ii) the stated principal balance of such Mortgage Loans, or (b) the aggregate servicing fee actually received for such month for the Mortgage Loans. With respect to each principal prepayment of loans serviced by GMAC, GMAC will be obligated to pay up to a maximum amount per month equal to the lesser of (a) one-twelfth of the product of (i) the servicing fee rate and (ii) the stated principal balance of such Mortgage Loans, or (b) the aggregate servicing fee actually received for such month for the Mortgage Loans.
Underwriting Standards:	The Mortgage Loans were underwritten to the guidelines of the Originators as more fully described in the prospectus supplement.
Legal Structure:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The Class II-A Certificates and the Offered Subordinate Certificates are expected to be ERISA eligible as of the Closing Date. However, prospective investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates. The Class II-B4, Class II-B5 and Class II-B6 Certificates are **NOT** expected to be ERISA eligible.
SMMEA Considerations:	The Class II-A Certificates and Class II-B1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA)." The Class II-B2, Class II-B3, Class II-B4, Class II-B5 and Class II-B6 Certificates will **NOT** be SMMEA eligible.
Form of Registration:	The Class II-A Certificates and the Offered Subordinate Certificates will be issued in book-entry form through DTC. The Class II-B4, II-B5 and II-B6 certificates will be issued in fully registered, certificated form.
Minimum Denominations:	The Class II-A Certificates and the Offered Subordinate Certificates will be issued with a minimum denomination of $100,000 with incremental denominations of $1. The Class II-B4, II-B5, and II-B6 Certificates will be issued with a minimum denomination of $250,000 with incremental denominations of $1,000. If necessary, in order to aggregate the initial principal balance of a class, one certificate of such class will be issued in an incremental denomination of less than shown above.

Group II Subgroup 3/x - Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date

	Summary Statistics		Tolerances
Number of Mortgage Loans:	281		
Aggregate Original Principal Balance:	$98,830,118.00		(+/-) 7%
Aggregate Current Principal Balance:	$98,792,769.67		(+/-) 7%
Average Original Loan Balance:	$351,708.60		Approx.
Average Current Loan Balance:	$351,575.69		Approx.
Percent of Interest Only Loans:	94.53%		
1st Lien:	100.00%		
Wtd. Avg. Net/Gross Coupon:	4.794/5.127%		(+/-) 7 bps
GWAC Range:	3.250-6.500%		Approx.
Index:	12moLIBOR: 49.18% 6moLIBOR: 50.82%		Approx.
Wtd. Avg. Net/Gross Margin by Index:	12moLIBOR: 1.994/2.264% 6moLIBOR: 1.855/2.250%		(+/-) 7 bps
Reset Frequency:	Annually: 49.18% Semi-Annually: 50.82%		
Wtd. Avg. Original Term (months):	360		
Wtd. Avg. Remaining Term (months):	357		(+/-) 1 month
Wtd. Avg. Months to Roll:	33		(+/-) 1 month
Wtd. Avg. Next Change Date:	Nov-2007		Approx.
Initial Cap:	2.000%	49.18%	Approx.
	3.000%	21.19%	Approx.
	6.000%	29.63%	Approx.
Periodic Cap:	1.000%	21.19%	Approx.
	2.000%	78.81%	Approx.
Wtd. Avg. Minimum Mortgage Net/Gross Rate:	1.923/2.257%		(+/-) 7 bps
Wtd. Avg. Maximum Mortgage Net/Gross Rate:	10.582/10.915%		(+/-) 7 bps
Wtd. Avg. Original LTV:	77.40%		Approx.
Wtd. Avg. Borrower FICO: (FICO>0)	733		Approx.
Geographic Distribution: (>5%)	California	53.71%	Approx.
	Michigan	8.66%	Approx.
	Florida	8.29%	Approx.
Originator/Product Type:	Countrywide 3.1 Prime	48.78%	Approx.
	Mortgage IT 3.6 Alt-A	29.63%	Approx.
	Quicken 3.6 Prime	21.19%	Approx.
	Wells Fargo 3.1 Prime	0.39%	Approx.

citigroup

CMLTI 05-1: Group II - 3/x

Original Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
98,100.00 - 100,000.00	2	198,100.00	0.20	5.370	753	84.95
100,000.01 - 125,000.00	16	1,857,280.17	1.88	5.086	693	78.00
125,000.01 - 150,000.00	20	2,768,529.83	2.80	5.161	719	77.65
150,000.01 - 175,000.00	21	3,378,660.03	3.42	5.054	712	78.58
175,000.01 - 200,000.00	14	2,615,200.00	2.65	5.036	714	77.98
200,000.01 - 225,000.00	12	2,564,816.86	2.60	5.216	712	77.73
225,000.01 - 250,000.00	15	3,579,705.00	3.62	5.154	725	77.22
250,000.01 - 275,000.00	11	2,858,298.56	2.89	5.182	735	74.89
275,000.01 - 300,000.00	21	6,088,160.00	6.16	5.224	727	78.65
300,000.01 - 333,700.00	14	4,429,131.32	4.48	5.178	735	77.96
333,700.01 - 350,000.00	8	2,758,066.39	2.79	5.236	686	74.42
350,000.01 - 400,000.00	39	14,667,681.32	14.85	5.185	748	78.33
400,000.01 - 500,000.00	43	18,998,671.14	19.23	5.190	735	77.71
500,000.01 - 600,000.00	14	7,458,650.93	7.55	5.085	736	77.47
600,000.01 - 700,000.00	9	5,701,482.70	5.77	5.127	738	77.07
700,000.01 - 800,000.00	10	7,497,168.18	7.59	4.957	737	80.00
800,000.01 - 900,000.00	3	2,547,600.00	2.58	5.373	732	75.17
900,000.01 - 1,000,000.00	8	7,751,567.24	7.85	4.748	746	75.25
1,000,000.01 - 1,074,000.00	1	1,074,000.00	1.09	5.750	791	60.00
	281	98,792,769.67	100.00	5.127	733	77.40

Current Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
98,100.00 - 100,000.00	2	198,100.00	0.20	5.370	753	84.95
100,000.01 - 125,000.00	16	1,857,280.17	1.88	5.086	693	78.00
125,000.01 - 150,000.00	20	2,768,529.83	2.80	5.161	719	77.65
150,000.01 - 175,000.00	21	3,378,660.03	3.42	5.054	712	78.58
175,000.01 - 200,000.00	14	2,615,200.00	2.65	5.036	714	77.98
200,000.01 - 225,000.00	12	2,564,816.86	2.60	5.216	712	77.73
225,000.01 - 250,000.00	15	3,579,705.00	3.62	5.154	725	77.22
250,000.01 - 275,000.00	11	2,858,298.56	2.89	5.182	735	74.89
275,000.01 - 300,000.00	21	6,088,160.00	6.16	5.224	727	78.65
300,000.01 - 333,700.00	14	4,429,131.32	4.48	5.178	735	77.96
333,700.01 - 350,000.00	8	2,758,066.39	2.79	5.236	686	74.42
350,000.01 - 400,000.00	39	14,667,681.32	14.85	5.185	748	78.33
400,000.01 - 500,000.00	43	18,998,671.14	19.23	5.190	735	77.71
500,000.01 - 600,000.00	14	7,458,650.93	7.55	5.085	736	77.47
600,000.01 - 700,000.00	9	5,701,482.70	5.77	5.127	738	77.07
700,000.01 - 800,000.00	10	7,497,168.18	7.59	4.957	737	80.00
800,000.01 - 900,000.00	3	2,547,600.00	2.58	5.373	732	75.17
900,000.01 - 1,000,000.00	8	7,751,567.24	7.85	4.748	746	75.25
1,000,000.01 - 1,074,000.00	1	1,074,000.00	1.09	5.750	791	60.00
	281	98,792,769.67	100.00	5.127	733	77.40

Coupon Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
3.250 - 3.499	2	356,076.29	0.36	3.250	765	73.89
3.500 - 3.999	3	1,315,968.18	1.33	3.773	726	79.62
4.000 - 4.499	13	5,280,752.88	5.35	4.215	735	75.35
4.500 - 4.999	62	23,573,411.51	23.86	4.773	742	77.48
5.000 - 5.499	146	47,550,296.94	48.13	5.219	729	77.77
5.500 - 5.999	51	19,504,113.87	19.74	5.627	731	76.69
6.000 - 6.499	3	1,031,050.00	1.04	6.301	747	81.70
6.500 - 6.500	1	181,100.00	0.18	6.500	683	74.99
	281	98,792,769.67	100.00	5.127	733	77.40

Original LTV	#	Curr UPB	% Total	WAC	FICO	OLTV
34.74 - 35.00	1	260,000.00	0.26	4.875	749	34.74
45.01 - 50.00	1	230,000.00	0.23	5.500	685	48.52
50.01 - 55.00	3	1,158,050.00	1.17	5.143	702	51.36
55.01 - 60.00	2	1,239,000.00	1.25	5.700	772	59.89
60.01 - 65.00	9	3,319,111.93	3.36	4.834	726	63.02
65.01 - 70.00	15	6,084,999.97	6.16	5.167	726	68.54
70.01 - 75.00	25	8,038,256.88	8.14	5.130	717	73.12
75.01 - 80.00	215	76,286,329.35	77.22	5.114	736	79.72
80.01 - 85.00	1	450,500.00	0.46	6.250	793	85.00
85.01 - 90.00	4	996,650.00	1.01	5.723	757	90.00
90.01 - 94.99	5	729,871.54	0.74	4.889	664	94.82
	281	98,792,769.67	100.00	5.127	733	77.40

Property Type	#	Curr UPB	% Total	WAC	FICO	OLTV
1 FAMILY	171	59,310,238.85	60.03	5.138	737	77.25
2 - 4 FAM	5	2,771,649.97	2.81	5.389	735	70.10
CONDO	46	13,145,238.86	13.31	5.163	724	78.75
PUD	58	23,448,141.99	23.73	5.048	730	77.94
TOWNHOUSE	1	117,500.00	0.12	5.250	666	71.21
	281	98,792,769.67	100.00	5.127	733	77.40

Occupancy Type	#	Curr UPB	% Total	WAC	FICO	OLTV
INVESTOR	11	3,228,650.00	3.27	5.601	714	75.03
OWNER OCCUPIED	253	89,220,122.89	90.31	5.103	733	77.35
SECOND HOME	17	6,343,996.78	6.42	5.228	753	79.33
	281	98,792,769.67	100.00	5.127	733	77.40

Loan Purpose	#	Curr UPB	% Total	WAC	FICO	OLTV
CASH OUT	24	7,919,800.00	8.02	5.395	706	68.19
PURCHASE	196	76,282,020.04	77.21	5.118	740	78.95
REFINANCE	61	14,590,949.63	14.77	5.027	711	74.32
	281	98,792,769.67	100.00	5.127	733	77.40

Documentation Code	#	Curr UPB	% Total	WAC	FICO	OLTV
AI-FA-FE	9	5,751,872.47	5.82	4.681	737	75.65
FI-FA-FE	111	26,957,248.70	27.29	5.041	715	77.98
NI-FA-VE	3	633,050.00	0.64	5.194	713	68.89
NI-NA-NE	1	260,000.00	0.26	4.875	749	34.74
Preferred	68	36,822,474.21	37.27	5.107	744	76.99
SI-FA-SE	28	7,835,764.29	7.93	5.071	714	74.96
SI-FA-VE	61	20,532,360.00	20.78	5.423	744	79.63
	281	98,792,769.67	100.00	5.127	733	77.40

FICO Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
623 - 624	2	468,750.00	0.47	5.190	624	72.14
625 - 649	10	2,229,160.31	2.26	5.295	636	70.52
650 - 674	17	3,051,271.16	3.09	5.110	666	77.85
675 - 699	27	8,011,216.66	8.11	5.241	686	74.39
700 - 724	76	26,017,559.60	26.34	5.123	712	79.63
725 - 749	58	24,209,378.89	24.51	5.091	736	77.07
750 - 774	56	21,307,853.74	21.57	5.041	763	76.83
775 - 799	31	12,229,726.42	12.38	5.263	784	77.22
800 - 816	4	1,267,852.89	1.28	5.039	811	81.67
	281	98,792,769.67	100.00	5.127	733	77.40

Original Term	#	Curr UPB	% Total	WAC	FICO	OLTV
359 - 360	281	98,792,769.67	100.00	5.127	733	77.40
	281	98,792,769.67	100.00	5.127	733	77.40

Remaining Term	#	Curr UPB	% Total	WAC	FICO	OLTV
351 - 359	281	98,792,769.67	100.00	5.127	733	77.40
	281	98,792,769.67	100.00	5.127	733	77.40

State	#	Curr UPB	% Total	WAC	FICO	OLTV
California	136	53,065,575.11	53.71	5.207	736	78.16
Michigan	48	8,559,662.96	8.66	4.998	719	77.98
Florida	17	8,188,539.78	8.29	5.113	746	76.22
Massachusetts	7	3,345,493.20	3.39	5.113	711	77.32
Nevada	8	3,129,172.00	3.17	5.269	708	71.58
New York	6	3,003,002.89	3.04	5.393	751	67.33
Maryland	5	2,994,550.00	3.03	4.951	750	80.00
Virginia	7	2,483,612.46	2.51	4.799	727	79.82
North Carolina	6	2,290,656.04	2.32	4.834	756	77.14
Arizona	4	1,512,720.00	1.53	5.223	748	84.88
New Hampshire	2	1,403,700.00	1.42	3.964	743	67.95
Washington	3	994,880.06	1.01	5.122	718	75.26
<Others>	32	7,821,205.17	7.92	5.038	716	77.96
	281	98,792,769.67	100.00	5.127	733	77.40

Loan Type	#	Curr UPB	% Total	WAC	FICO	OLTV
Arm	281	98,792,769.67	100.00	5.127	733	77.40
	281	98,792,769.67	100.00	5.127	733	77.40

Index	#	Curr UPB	% Total	WAC	FICO	OLTV
12Mo Libor	89	48,584,406.22	49.18	5.005	742	76.82
6Mo Libor	192	50,208,363.45	50.82	5.245	725	77.97
	281	98,792,769.67	100.00	5.127	733	77.40

Rate Adj Freq	#	Curr UPB	% Total	WAC	FICO	OLTV
6	192	50,208,363.45	50.82	5.245	725	77.97
12	89	48,584,406.22	49.18	5.005	742	76.82
	281	98,792,769.67	100.00	5.127	733	77.40

Margin	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250 - 2.500	279	97,469,774.37	98.66	5.129	733	77.37
2.500 - 2.750	2	1,322,995.30	1.34	5.007	728	80.00
	281	98,792,769.67	100.00	5.127	733	77.40

Life Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
8.250 - 8.499	2	356,076.29	0.36	3.250	765	73.89
8.500 - 8.999	1	157,500.00	0.16	3.625	755	76.83
9.000 - 9.499	7	1,340,011.75	1.36	4.282	720	80.27
9.500 - 9.999	25	5,632,513.88	5.70	4.610	728	77.35
10.000 - 10.499	65	16,548,542.74	16.75	4.959	715	76.82
10.500 - 10.999	45	21,102,228.91	21.36	4.833	741	76.59
11.000 - 11.499	87	34,942,495.33	35.37	5.227	737	77.75
11.500 - 11.999	45	17,501,250.77	17.72	5.640	735	77.88
12.000 - 12.499	3	1,031,050.00	1.04	6.301	747	81.70
12.500 - 12.500	1	181,100.00	0.18	6.500	683	74.99
	281	98,792,769.67	100.00	5.127	733	77.40

Life Floor	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250 - 2.500	279	97,469,774.37	98.66	5.129	733	77.37
2.750 - 2.750	2	1,322,995.30	1.34	5.007	728	80.00
	281	98,792,769.67	100.00	5.127	733	77.40

Next Rate Adjustment Date	#	Curr UPB	% Total	WAC	FICO	OLTV
2007-06	1	389,386.39	0.39	4.125	726	80.00
2007-07	1	353,169.78	0.36	5.375	730	80.00
2007-08	2	1,743,208.91	1.76	5.317	720	80.00
2007-10	12	5,503,733.67	5.57	4.812	718	78.57
2007-11	128	38,176,185.39	38.64	4.979	728	76.86
2007-12	43	23,357,020.53	23.64	5.115	746	75.76
2008-01	31	9,982,890.00	10.10	5.399	736	77.52
2008-02	63	19,287,175.00	19.52	5.383	732	79.75
	281	98,792,769.67	100.00	5.127	733	77.40

Periodic Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
1	98	20,938,298.45	21.19	5.045	714	76.54
2	183	77,854,471.22	78.81	5.149	739	77.64
	281	98,792,769.67	100.00	5.127	733	77.40

IO Flag	#	Curr UPB	% Total	WAC	FICO	OLTV
No	12	5,403,977.04	5.47	5.040	749	76.66
Yes	269	93,388,792.63	94.53	5.132	732	77.45
	281	98,792,769.67	100.00	5.127	733	77.40

IO Term	#	Curr UPB	% Total	WAC	FICO	OLTV
0	12	5,403,977.04	5.47	5.040	749	76.66
36	176	64,216,827.63	65.00	5.016	732	76.76
120	93	29,171,965.00	29.53	5.387	733	78.95
	281	98,792,769.67	100.00	5.127	733	77.40

Days Late	#	Curr UPB	% Total	WAC	FICO	OLTV
0	281	98,792,769.67	100.00	5.127	733	77.40
	281	98,792,769.67	100.00	5.127	733	77.40

Prepayment Penalty Term	#	Curr UPB	% Total	WAC	FICO	OLTV
0	259	92,260,264.67	93.39	5.108	734	77.33
36	22	6,532,505.00	6.61	5.403	724	78.43
	281	98,792,769.67	100.00	5.127	733	77.40

PMI Status	#	Curr UPB	% Total	WAC	FICO	OLTV
LTV<80	271	96,615,748.13	97.80	5.117	733	77.11
GENERAL ELECTRIC MTG INS. CO	3	709,150.00	0.72	6.198	789	86.82
MORTGAGE GUARANTY INSURANCE CO.	1	526,500.00	0.53	5.875	721	90.00
RADIAN	1	122,300.00	0.12	5.000	665	94.99
REPUBLIC MORTGAGE INSURANCE CO.	5	819,071.54	0.83	4.869	703	93.55
	281	98,792,769.67	100.00	5.127	733	77.40

Group II Subgroup 5/x - Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date

	Summary Statistics		Tolerances
Number of Mortgage Loans:	193		
Aggregate Original Principal Balance:	$75,199,480.00		(+/-) 7%
Aggregate Current Principal Balance:	$75,066,039.09		(+/-) 7%
Average Original Loan Balance:	$389,634.61		Approx.
Average Current Loan Balance:	$388,943.21		Approx.
Percent of Interest Only Loans:	87.09%		
1st Lien:	100.00%		
Wtd. Avg. Net/Gross Coupon:	4.843/5.318%		(+/-) 7 bps
GWAC Range:	4.000-6.500%		Approx.
Index:	63.85% 12moLIBOR 36.15% 6moLIBOR		Approx.
Wtd. Avg. Net/Gross Margin by Index:	12moLIBOR: 1.730/2.250% 6moLIBOR: 1.855/2.250%		(+/-) 7 bps
Reset Frequency:	Annually: 63.85% Semi-Annually: 36.15%		
Wtd. Avg. Original Term (months):	360		
Wtd. Avg. Remaining Term (months):	357		(+/-) 1 month
Wtd. Avg. Months to Roll:	57		(+/-) 1 month
Wtd. Avg. Next Change Date:	Dec-2009		Approx.
Initial Cap:	5.000%	81.51%	Approx.
	6.000%	18.49%	Approx.
Periodic Cap:	1.000%	17.66%	Approx.
	2.000%	82.34%	Approx.
Wtd. Avg. Minimum Mortgage Net/Gross Rate:	1.775/2.250%		(+/-) 7 bps
Wtd. Avg. Maximum Mortgage Net/Gross Rate:	10.028/10.503%		(+/-) 7 bps
Wtd. Avg. Original LTV:	76.53%		Approx.
Wtd. Avg. Borrower FICO: (FICO>0)	730		Approx.
Geographic Distribution: (>5%)	California	59.62%	Approx.
	Florida	7.34%	Approx.
Originator/Product Type:	Countrywide 5.1 Prime	63.85%	Approx.
	Mortgage IT 5.6 Alt-A	18.49%	Approx.
	Quicken 5.6 Prime	17.66%	Approx.

citigroup

CMLTI 05-1: Group II - 5/x

Original Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
55,500.00 - 75,000.00	1	55,500.00	0.07	6.000	728	75.00
75,000.01 - 100,000.00	1	97,600.00	0.13	5.375	761	80.00
100,000.01 - 125,000.00	10	1,106,228.46	1.47	5.392	737	71.35
125,000.01 - 150,000.00	13	1,815,286.94	2.42	5.436	732	75.45
150,000.01 - 175,000.00	6	980,125.24	1.31	5.523	711	78.24
175,000.01 - 200,000.00	14	2,698,816.31	3.60	5.529	716	75.43
200,000.01 - 225,000.00	11	2,351,089.82	3.13	5.569	726	80.42
225,000.01 - 250,000.00	4	981,699.15	1.31	5.595	746	67.44
250,000.01 - 275,000.00	13	3,419,659.03	4.56	5.471	728	78.97
275,000.01 - 300,000.00	7	2,025,200.00	2.70	5.444	727	73.74
300,000.01 - 333,700.00	6	1,913,950.00	2.55	5.602	735	82.36
333,700.01 - 350,000.00	3	1,028,000.00	1.37	5.624	729	80.00
350,000.01 - 400,000.00	31	11,922,225.88	15.88	5.298	740	76.11
400,000.01 - 500,000.00	26	11,748,928.42	15.65	5.455	728	77.96
500,000.01 - 600,000.00	20	10,956,820.52	14.60	5.234	720	76.65
600,000.01 - 700,000.00	8	5,225,789.97	6.96	5.254	733	74.36
700,000.01 - 800,000.00	7	5,459,930.16	7.27	4.986	745	76.63
800,000.01 - 900,000.00	5	4,342,416.86	5.78	5.155	698	78.97
900,000.01 - 1,000,000.00	6	5,816,772.33	7.75	5.099	734	76.02
1,000,000.01 - 1,200,000.00	1	1,120,000.00	1.49	5.375	762	59.70
	193	75,066,039.09	100.00	5.318	730	76.53

Current Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
55,500.00 - 75,000.00	1	55,500.00	0.07	6.000	728	75.00
75,000.01 - 100,000.00	1	97,600.00	0.13	5.375	761	80.00
100,000.01 - 125,000.00	10	1,106,228.46	1.47	5.392	737	71.35
125,000.01 - 150,000.00	13	1,815,286.94	2.42	5.436	732	75.45
150,000.01 - 175,000.00	6	980,125.24	1.31	5.523	711	78.24
175,000.01 - 200,000.00	14	2,698,816.31	3.60	5.529	716	75.43
200,000.01 - 225,000.00	11	2,351,089.82	3.13	5.569	726	80.42
225,000.01 - 250,000.00	4	981,699.15	1.31	5.595	746	67.44
250,000.01 - 275,000.00	13	3,419,659.03	4.56	5.471	728	78.97
275,000.01 - 300,000.00	7	2,025,200.00	2.70	5.444	727	73.74
300,000.01 - 333,700.00	6	1,913,950.00	2.55	5.602	735	82.36
333,700.01 - 350,000.00	3	1,028,000.00	1.37	5.624	729	80.00
350,000.01 - 400,000.00	32	12,321,425.88	16.41	5.292	741	76.24
400,000.01 - 500,000.00	25	11,349,728.42	15.12	5.466	727	77.89
500,000.01 - 600,000.00	20	10,956,820.52	14.60	5.234	720	76.65
600,000.01 - 700,000.00	8	5,225,789.97	6.96	5.254	733	74.36
700,000.01 - 800,000.00	7	5,459,930.16	7.27	4.986	745	76.63
800,000.01 - 900,000.00	5	4,342,416.86	5.78	5.155	698	78.97
900,000.01 - 1,000,000.00	6	5,816,772.33	7.75	5.099	734	76.02
1,000,000.01 - 1,120,000.00	1	1,120,000.00	1.49	5.375	762	59.70
	193	75,066,039.09	100.00	5.318	730	76.53

Coupon Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
4.000 - 4.499	2	898,000.00	1.20	4.062	738	71.00
4.500 - 4.999	22	10,719,475.07	14.28	4.779	730	76.49
5.000 - 5.499	81	34,692,325.05	46.22	5.182	735	75.28
5.500 - 5.999	81	26,889,988.97	35.82	5.682	723	78.54
6.000 - 6.499	6	1,466,250.00	1.95	6.246	723	81.16
6.500 - 6.500	1	400,000.00	0.53	6.500	722	47.06
	193	75,066,039.09	100.00	5.318	730	76.53

Original LTV	#	Curr UPB	% Total	WAC	FICO	OLTV
30.67 - 35.00	1	250,000.00	0.33	5.750	676	30.67
40.01 - 45.00	1	650,000.00	0.87	5.375	749	40.63
45.01 - 50.00	3	729,092.97	0.97	5.946	730	46.61
50.01 - 55.00	2	704,300.00	0.94	4.819	754	52.53
55.01 - 60.00	3	1,592,100.71	2.12	5.344	746	59.00
60.01 - 65.00	8	2,970,325.70	3.96	5.284	688	63.28
65.01 - 70.00	13	4,752,158.68	6.33	5.219	727	67.32
70.01 - 75.00	14	5,467,451.10	7.28	5.120	712	73.52
75.01 - 80.00	142	56,133,237.96	74.78	5.330	734	79.57
85.01 - 90.00	3	732,871.97	0.98	5.829	707	90.00
90.01 - 95.00	2	871,150.00	1.16	5.668	687	95.00
95.01 - 96.98	1	213,350.00	0.28	5.375	731	96.98
	193	75,066,039.09	100.00	5.318	730	76.53

Property Type	#	Curr UPB	% Total	WAC	FICO	OLTV
1 FAMILY	124	48,592,710.53	64.73	5.310	729	76.29
2 - 4 FAM	2	911,000.00	1.21	5.482	736	47.45
CONDO	21	6,024,153.82	8.03	5.396	738	78.27
PUD	45	19,340,174.74	25.76	5.296	728	77.84
TOWNHOUSE	1	198,000.00	0.26	6.375	798	90.00
	193	75,066,039.09	100.00	5.318	730	76.53

Occupancy Type	#	Curr UPB	% Total	WAC	FICO	OLTV
INVESTOR	9	1,823,875.00	2.43	5.853	705	76.26
OWNER OCCUPIED	174	70,073,617.51	93.35	5.307	730	76.65
SECOND HOME	10	3,168,546.58	4.22	5.255	735	74.08
	193	75,066,039.09	100.00	5.318	730	76.53

Loan Purpose	#	Curr UPB	% Total	WAC	FICO	OLTV
CASH OUT	18	5,528,626.85	7.37	5.373	692	66.82
PURCHASE	136	57,187,306.59	76.18	5.310	736	78.14
REFINANCE	39	12,350,105.65	16.45	5.330	717	73.44
	193	75,066,039.09	100.00	5.318	730	76.53

Documentation Code	#	Curr UPB	% Total	WAC	FICO	OLTV
AI-FA-FE	8	3,559,000.74	4.74	5.407	697	77.49
FI-FA-FE	70	18,602,027.49	24.78	5.351	710	76.67
NI-FA-VE	2	305,500.00	0.41	5.795	685	38.73
Preferred	67	38,321,477.54	51.05	5.198	741	75.87
SI-FA-SE	15	4,680,902.00	6.24	5.502	724	80.31
SI-FA-VE	30	8,982,735.00	11.97	5.642	741	77.77
Streamline	1	614,396.32	0.82	4.875	733	79.74
	193	75,066,039.09	100.00	5.318	730	76.53

FICO Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
622 - 624	2	352,549.92	0.47	5.680	623	79.58
625 - 649	4	1,161,000.00	1.55	5.255	638	69.99
650 - 674	13	5,246,472.21	6.99	5.331	665	76.13
675 - 699	19	6,984,158.83	9.30	5.372	684	74.88
700 - 724	45	18,832,039.38	25.09	5.421	711	77.45
725 - 749	48	17,649,325.27	23.51	5.289	737	77.36
750 - 774	39	17,112,528.73	22.80	5.198	761	75.40
775 - 799	17	6,049,001.78	8.06	5.398	785	77.87
800 - 819	6	1,678,962.97	2.24	5.093	812	76.33
	193	75,066,039.09	100.00	5.318	730	76.53

Original Term	#	Curr UPB	% Total	WAC	FICO	OLTV
360 - 360	193	75,066,039.09	100.00	5.318	730	76.53
	193	75,066,039.09	100.00	5.318	730	76.53

Remaining Term	#	Curr UPB	% Total	WAC	FICO	OLTV
349 - 359	193	75,066,039.09	100.00	5.318	730	76.53
	193	75,066,039.09	100.00	5.318	730	76.53

State	#	Curr UPB	% Total	WAC	FICO	OLTV
California	99	44,755,372.40	59.62	5.306	731	76.76
Florida	11	5,513,387.40	7.34	5.313	761	75.15
Michigan	22	3,740,424.74	4.98	5.433	730	77.09
Virginia	8	2,840,144.57	3.78	5.091	690	73.80
Washington	6	2,411,904.79	3.21	5.540	697	78.90
Illinois	3	1,977,197.76	2.63	4.988	741	77.93
Texas	4	1,823,500.00	2.43	5.094	733	79.85
New York	5	1,521,771.70	2.03	5.521	739	77.26
Arizona	3	1,177,250.00	1.57	5.678	699	80.00
Nevada	3	1,039,500.00	1.38	5.422	691	73.18
Colorado	2	974,508.46	1.30	4.678	700	78.65
Connecticut	2	804,047.09	1.07	5.097	743	58.94
Maryland	3	797,964.00	1.06	5.505	755	78.81
<Others>	22	5,689,066.18	7.58	5.509	728	76.01
	193	75,066,039.09	100.00	5.318	730	76.53

Loan Type	#	Curr UPB	% Total	WAC	FICO	OLTV
Arm	193	75,066,039.09	100.00	5.318	730	76.53
	193	75,066,039.09	100.00	5.318	730	76.53

Index	#	Curr UPB	% Total	WAC	FICO	OLTV
12Mo Libor	85	47,926,968.89	63.85	5.199	731	75.77
6Mo Libor	108	27,139,070.20	36.15	5.527	727	77.88
	193	75,066,039.09	100.00	5.318	730	76.53

Rate Adj Freq	#	Curr UPB	% Total	WAC	FICO	OLTV
6	108	27,139,070.20	36.15	5.527	727	77.88
12	85	47,926,968.89	63.85	5.199	731	75.77
	193	75,066,039.09	100.00	5.318	730	76.53

Margin	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250 - 2.250	193	75,066,039.09	100.00	5.318	730	76.53
	193	75,066,039.09	100.00	5.318	730	76.53

Life Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
9.000 - 9.499	2	898,000.00	1.20	4.062	738	71.00
9.500 - 9.999	22	10,719,475.07	14.28	4.779	730	76.49
10.000 - 10.499	68	30,798,355.05	41.03	5.168	735	74.99
10.500 - 10.999	51	17,933,823.97	23.89	5.670	721	79.16
11.000 - 11.499	14	4,329,970.00	5.77	5.400	726	77.77
11.500 - 11.999	31	9,356,165.00	12.46	5.739	727	76.01
12.000 - 12.375	5	1,030,250.00	1.37	6.191	739	81.65
	193	75,066,039.09	100.00	5.318	730	76.53

Life Floor	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250 - 2.250	193	75,066,039.09	100.00	5.318	730	76.53
	193	75,066,039.09	100.00	5.318	730	76.53

Next Rate Adjustment Date	#	Curr UPB	% Total	WAC	FICO	OLTV
2009-04	1	464,000.00	0.62	5.000	667	80.00
2009-10	6	2,816,737.82	3.75	5.124	726	79.24
2009-11	103	36,284,350.81	48.34	5.307	729	76.86
2009-12	35	21,620,565.46	28.80	5.172	733	74.81
2010-01	18	5,305,195.00	7.07	5.604	737	76.11
2010-02	30	8,575,190.00	11.42	5.637	724	78.66
	193	75,066,039.09	100.00	5.318	730	76.53

Periodic Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
1	60	13,258,685.20	17.66	5.425	724	78.09
2	133	61,807,353.89	82.34	5.295	731	76.20
	193	75,066,039.09	100.00	5.318	730	76.53

IO Flag	#	Curr UPB	% Total	WAC	FICO	OLTV
No	20	9,687,570.08	12.91	5.110	728	76.16
Yes	173	65,378,469.01	87.09	5.349	730	76.59
	193	75,066,039.09	100.00	5.318	730	76.53

IO Term	#	Curr UPB	% Total	WAC	FICO	OLTV
0	20	9,687,570.08	12.91	5.110	728	76.16
60	127	51,748,584.01	68.94	5.274	730	76.25
120	46	13,629,885.00	18.16	5.630	730	77.88
	193	75,066,039.09	100.00	5.318	730	76.53

Days Late	#	Curr UPB	% Total	WAC	FICO	OLTV
0	193	75,066,039.09	100.00	5.318	730	76.53
	193	75,066,039.09	100.00	5.318	730	76.53

Prepayment Penalty Term	#	Curr UPB	% Total	WAC	FICO	OLTV
0	183	72,015,919.09	95.94	5.302	730	76.46
36	10	3,050,120.00	4.06	5.688	713	78.24
	193	75,066,039.09	100.00	5.318	730	76.53

PMI Status	#	Curr UPB	% Total	WAC	FICO	OLTV
LTV<80	187	73,248,667.12	97.58	5.308	730	76.12
GENERAL ELECTRIC MTG INS. CO	1	213,350.00	0.28	5.375	731	96.98
RADIAN	4	1,334,021.97	1.78	5.740	698	93.27
REPUBLIC MORTGAGE INSURANCE CO.	1	270,000.00	0.36	5.750	685	90.00
	193	75,066,039.09	100.00	5.318	730	76.53